UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report:

April 30, 2008

CALEDONIA MINING CORPORATION

(Exact name of registrant as specified in its charter)

Canada

                0-13345

NIL

(State of other jurisdiction

(Commission

(IRS Employer

of incorporation)

File Number)

      Identification No.)

24 Ninth Street, Lower Houghton, Johannesburg 2198, South Africa

(Address of principal executive offices)

Registrant’s telephone number, including area code

(604) 640-6357

(Former name or former address, if changed since last report)

Item 5.02 Departure of Directors or Certain Officers:  Election of Directors;  Appointment of Certain Officers;  Compensatory Arrangements of Certain Officers.

(a)

Effective December 31, 2005 F. Christopher Harvey resigned as a full-time employee, Technical Director and Secretary of the Company – but has continued as a Director of the Company.

(b)

Effective September 30, 2006 James Johnstone retired as a full-time employee and Chief Operating Officer of the Company – but has continued as a Director of the Company.

(c)

Effective May 31, 2007 Ian Forrest resigned as a Director of the Company.

(d)

Effective January 1, 2005 Steven William Edward Poad ceased to hold the offices of Vice-President, Finance and Administration and Controller.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

CALEDONIA MINING CORPORATION

“Carl R. Jonsson”

Date:

April 30, 2008

Per:

Director and Secretary